Filed by The DIRECTV Group, Inc. pursuant to Rule 425 under

the Securities Act of 1933 and deemed filed pursuant to

Rule 14a-12 of the Securities Exchange Act of 1934.

Subject Company: The DIRECTV Group, Inc.

Commission File No.: 001-31945

Operator:

Good day, ladies and gentlemen. My name is Tom and I'll be your conference operator today. At this time I would like to welcome everyone to the DIRECTV Group's first quarter 2009 earnings conference call. All lines have been placed on mute to prevent any background noise.

After the speakers' remarks there will be a question-and-answer period. It is now my pleasure to turn the call over to your host Mr. Jonathan Rubin, Senior Vice-President of Investor Relations and Financial Planning. Please go ahead, sir.

Jonathan M. Rubin, Vice President, Investor Relations

Thank you operator and thanks to everyone for joining us for our first quarter 2009 financial results and outlook conference call. With me today on the call are Chase Carey, our president and CEO, Pat Doyle, CFO, Bruce Churchill, president of DIRECTV Latin America and Larry Hunter our General Counsel. In a moment I'll hand the call over to Chase and Pat for introductory remarks but first I’ll read the following: On this call we make statements that may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks, uncertainties and other factors that can cause actual results to be materially different from those expressed or implied by the relevant forward-looking statements. Factors that could cause actual results to differ materially are described in each of the DIRECTV Group and DIRECTV U.S.'s annual reports on Form 10-K, quarterly reports on Form 10-Q and our other filings with the SEC which are available at www.SEC.gov. Additionally in accordance with the SEC's Regulation G that requires companies reporting non-GAAP financial measures to reconcile these measures to the most directly comparable GAAP measure we provide reconciliation schedules for the non-GAAP measures. These are available on our web site and attached to our earnings release and posted at www.DIRECTV.com. With that I'm pleased to introduce Chase.

Chase Carey, President and Chief Executive Officer

Thanks John and good morning everybody. The highlights from the first quarter are clearly the multi-year highs and in net subscriber growth and low in churn. These results were largely driven by the competitive strength of DIRECTV. There were also a few factors that enhanced the results; I could say first our AT&T arrangement got to a solid start in February. Second the digital transition had a bit more of a positive impact than we expected. It is tough to estimate the actual incremental subs, but we believe it was a plus.

Finally the sub and churn results were helped by reasonably aggressive offers in place both to attract new customers and retain existing ones. Importantly we achieved this growth while we continue to strengthen credit controls and terms to protect us from higher risk customers.

In addition, it's worth noting that the first quarter was the first one where the percent of new customers taking advanced products, HD or DVR, kicked above 60%. First quarter results are one in which we did a good job managing our largest costs, SAC, upgrade spending and programming costs, all came in at or below our targets. Our expansion of HD locals added expected cost to our broadcast– operations while G&A would have been on target but for some timing issues and a couple of modest, one time legal expenses, overall we feel good about all these costs. One cost that is not where it should be is service, which although we made improvements is still a work in progress. We have made quality the first priority ahead of costs in the service area. Quality has improved and we expect cost improvement to follow later in the year.

The one metric where we struggle the in the first quarter was ARPU. There were four issues that caused the ARPU shortfall. First our use of offers for new customers and credits to existing ones was significantly greater than a year ago. In hindsight we over-estimated the impact of the economy a bit and more aggressive than we needed to be. These offers did directly contribute to our 460,000 sub adds so this clearly generated a solid return. However our goal is to pursue a better balance between top and bottom line growth. I'll also remind you as we noted on the last call that Q1 would be our difficult quarter for year ARPU comparisons on year and the impact will be much more modest going forward.

Second factor impacting ARPU was a drop in penetration of premium channels like HBO Showtime and Starz. Clearly the broader economic woes led some customers to cut back on these services but we also did not do a good enough job to mitigate this pressure. We made some changes in mid-management in this area and established new initiatives to improve execution here. It is important to note while we looked to maximize the value of these services, they are also some of our lowest margin channels to so a drop in ARPU may be matched by a disproportionately large drop in ACPU, or cost per unit. At the end of the day, we're ultimately focused on bottom line profit per unit, not top line results to not drop to the bottom line.

Pay-per-view was the third area to decline. This was partially due to the timing of events, partially due to the economy, and somewhat attributable to competition from other mediums in areas like adult. Fourth and finally the final area to contribute materially to the drop in ARPU was ad sales and this drop really was truly due to the economy. The other key areas of ARPU like our base packages, advance products and others were all in line with our expectations.

Our bottom line operating profit and cash-flow were significantly impacted by our subscriber growth first and foremost. The year-on-year comparisons were exacerbated by trends in SAC and upgrade costing expensed and instead of capitalized. Quite simply, if our sub growth had been more in line with expectations we would have been up year-on-year in both profits and cash.

Instead we invested in our business and did end up taking advantage of an opportunity to add unique number of valuable subscribers.

We generated 460,000 subs and those subscribers are great investment for DIRECTV and will add to our long-term value, even if they come at a short-term cost.

While we will pursue a bit more balanced approach going forward, growth is still a short-term priority and given our financial strength we can think of no better place to invest our capital than in new subscribers.

Turning quickly to Latin America, the first quarter was a really solid one in almost every level if you exclude currency issues. Almost all our metrics from sub growth to SAC to ARPU were at or above expectations if you exclude currency impact. Churn was higher than expected but the largest reason was growth of prepaid business where churn is not a viable measure of success. Equally, ourr top and bottom line results beat execution if you exclude currency factors.

Currency issues were the problems Q1 and hit us in two ways. First, currency devaluation adversely affected most of our results. Secondly we incurred a $72 million charge to G & A and currency related charges when we repatriated a large cash balance that had accumulated in Venezuela. We remain bullish about the competitive position of our Latin America business and its prospects going forward. Overall our goal in managing DIRECTV is built valuing for shareholders. We try to provide appropriate level of visibility to our plans and expectations but our competitive environment is one of change and opportunity in making decision ours priority has been and will continue to be maximizing the value of those opportunities.

I'll now turn it over to Pat.

Patrick Doyle, Chief Financial Officer

Thanks, Chase. I would like to start with a clear highlight in the quarter. Net additions were up 67% to four year high of 460,000 subscribers. Driven by a 22% increase in gross adds and a 10-year low monthly churn rate. Looking first at gross subscribers nearly 1.2 million additions represented the largest number since Q3 of 2004. Several factors contributed to these strong results. First our brand identity remains extremely strong, and we continue to promote a very competitive offer on the first quarter. As a result, every sale channels had higher gross adds than a year ago with particularly strong results from direct sales and Telco channels. We benefited from the launch of our partnership with AT&T at the beginning of February. Although we do not disclose specific Telco numbers, about 20% of our total gross additions came through the Telco channels.

This is roughly comparable to the level from a year ago, but the percentage dropped to the low teens after losing BellSouth in Q2.

Our Latino service DIRECTV MAS is gaining momentum and contributing to our top line growth. And similar to our competitors’ comments we benefited from the digital transition process, although as Chase said it is very difficult to quantify the actual number. Importantly, the overall credit quality of the new subscribers remained about the same high level seen in recent quarters, as did the advanced product take rate of about 60%.

Turning to churn, the 1.33% in the quarter was 3 basis points lower than the prior year. And we have talked about in recent quarters our high quality subscriber base combined with increased penetration of HD and DVR services continues to drive down churn. Specifically, tighter credit screening policies, longer commitment periods, and improved fraud management have all had favorable impacts on both involuntarily and first year churn. We have also seen significant immigrant improvements in our DIRECTV MAS and Telco churn.

On the other hand, ARPU growth of .8% fell short of our expectations in the quarter. This was primarily due to more credits given to existing customers, lower premium, pay-per-view and advertising revenues, as well as the overachievement in gross adds.

Although we have talked about all these trends on recent calls I would like to add a bit more color for each. Regarding offers for existing customers, most of the year-over-year increase is related to hardware credits to customers upgrading to HD or DVR services.

You may recall we implemented a loyalty program in the third quarter of last year, to reward our best customers - those who have been with us for more than three years with the best offers.

And despite the slowing economy, more customers upgraded in Q1 than we had anticipated.

Upgrading our customers is important from both a financial and churn management perspective. However, we will manage these costs more strictly going forward particularly in light of our ARPU shortfall.

The other revenue misses were in areas more related to the economy or timing. Premium in ad sales have been weak for the past few quarters but we saw greater declines than expected in Q1.

Pay-per-view was also lower than expected, due to weakness in adult movies and event.

Additional pressure on ARPU came from the overachievement in gross additions because we were adding more subscribers at the lower promotional price points.

Needless to say ARPU is an area we're extremely focused on. On the bright side we believe that Q1 ARPU growth represents the low mark of the year, and we expect that full year 2009 will be the trough year in terms of ARPU growth.

Chase will have a few comments later on the ARPU outlook.

Looking now at our profitability, overall I thought we did a pretty good job managing costs in the quarter, particularly in the areas of programming, cash SAC and upgrade and retention.

However -- OPBDA margin was 23% down, of 23% was about 3 percentage points down from last year. About 2/3 of this decline was related to the higher acquisition costs resulting mostly from the increase in gross additions.

We were pleased at our cash SAC of $708 was lower than both the prior year and prior quarter.

Equipment costs in SAC were relatively flat even though we had a record number of new subs taking advanced services in the quarter.

We're also seeing a richer mix towards a more expensive and higher revenue generating advanced boxes. For example, the percentage of new subs taking the HD DVR box more than doubled from a year ago. In addition, we're gaining efficiencies in our Sales and Marketing efforts as both our average and incremental marketing costs to acquire subscribers were lower than last year and last quarter.

The remaining decline in margin came mostly out of G&A and subscriber services. G&A costs were higher than a year ago mainly due to timing and a few one time items. We're still targeting for G&A cost in 2009 to increase at a lower rate than our revenue growth. G&A subscriber services were a bit higher than the prior year mostly because our handle times are running a little longer than planned. As you have heard us say in recent quarters improving service levels is one of our top priorities.

As such we're spending a little more than planned to ensure that we provide our customers with a level of service they deserve. We view this as a short-term trend, because we still believe that over the long-term, a higher quality experience drives lower cost.

To maintain and improve our pre-SAC margin we must continue to find cost savings to offset the slower revenue growth. One good example of this came in programming where we saw a significantly lower increase in programming costs. Some of this improvement was an associated with a lower revenue growth in areas such as premiums and pay-per-view, but we also captured cost savings by negotiating better terms on many of our contracts.

Our goal is to continue managing our programming costs so that we can hold our programming margin relatively flat in 2009 compared to 2008.

Cash flow before interest and taxes of $558 million filed the OPBDA trends and was down mostly down due to SAC associated with 22% increase in gross additions. Excluding the acquisition costs for the higher gross adds cash flow was up about 15% over last year. To state the obvious we believe that an aggregate these new subscribers are highly accretive and will significantly increase cash flow over the long-term.

I would like to now spend a few minutes providing additional color on DIRECTV Latin America. Starting with subscribers, DLA had a very soldier quarter with higher gross adds than a year ago despite some economic and competitive challenges. Higher gross additions in churn came mostly out of Brazil where we recently lost a popular prepaid service. As a reminder the financial returns in pay back for a prepaid subscriber are significant better than for post-paid subscribers because the higher churn is more than offset by a net SAC of less than $100. Plus other cost savings and bad debt billing and customer service.

In terms of revenue, as you saw in the press release, DLA revenues were up about 10% despite the fact that Sky Brazil's ARPU was down 16% compared to last year. In local currency Sky Brazil's ARPU was actually up roughly 13% but we saw about a 26% decline in the Real compared to the prior year.

At the consolidated DLA level, the weak Brazilian currency was more than offset by 30% increase in revenue that PanAmerica, due to strong subscriber and ARPU growth. The higher revenues combined with strong cost management drove significant OPBDA and cash flow growth in the quarter when excluding a $72 million charge in Venezuela.

This charge is related to our ongoing effort to repatriate cash from Venezuela where we are exchanging Bolivar for U.S. dollars at a parallel exchange rate that has recently traded between 4 and 6 Bolivar to the dollar compared to the official exchange rate of only 2.15 Bolivar to the dollar. Excluding these fees DLA, OPBDA and free cash flow increased 38% and 66% respectively in the quarter compared to last year.

For the balance of the year, we intend to continue repatriating excess cash from Venezuela at the parallel rates. Assuming there is enough liquidity in the parallel market every quarter to accomplish that, we would report quarterly losses of $20 million per quarter. So in summary, I thought we had a solid quarter further demonstrating the strength of DIRECTV's brand and competitive advantages.

Due to the timing of our ARPU growth and expenses, our 2009 Plan always anticipated greater OPBDA and cash flows in the second half of the year and our Q1 results are consistent with this outlook. There is no question we have room for improvement in areas of ARPU and cost management. However I believe it is much easier to address these when dealing from a position of strength. So with that I'll turn the call back to Chase.

Chase Carey, President and Chief Executive Officer.

Thanks Pat. Looking forward we feel very good about the momentum of our business. Our brand and consistent leadership is stronger than ever with SUNDAY TICKET renewed through 2014. You solidified our long-term position as leader in sports. Events like the Friday Night Lights renewal will continue to add unique event content to our experience. Enhancement like the DVR scheduler app on iPhone and our score guide are examples of new features that will continue to excite our customers. With the new satellite being launched in the second half of '09 and the largest library of movies in industry we continue to strengthen our HD leadership. A lot of our focus over the next few quarters will be on execution and efficiency. We need to continue to maximize opportunities like our AT&T partnership while making sure we execute in attacking costs from sales to service to G&A. We need to do a better job in mitigating the areas like premier channels and find the right balance between top and bottom line growth.

Turning to the financial outlook for 2009 obviously some of our expectations have changed based on our first quarter results. The broader economic challenges continue to make it difficult to project the future and the economy has had some impact when we look at credits, premium channels or ad sales. Nevertheless, we believe we continue to grow our business on a healthy basis amid these challenges. First, 2009 subscriber growth, which we previously expected to be around the 2008 level with mid 800,000 will be significantly higher. We expect upside in our sub growth for the rest of 2009, but not like the upside we saw in Q1. We have already taken steps like reducing the discount in new customer offers, and further toughening up other terms for new customers that will reduce sub growth. Nonetheless we expect 2009 net subscriber growth to exceed 1 million subscribers. Full year churn is expected 1.5% we previously discussed.

As Pat said ARPU growth will improve in Q2 over Q1, and second half ARPU will exceed the first half. However, we would expect full year ARPU to be in 2 to 3% range versus 4% plus we previously expected. Overall we feel the fundamental driving forces in ARPU are largely unchanged and still look to a 4% plus ARPU growth as we go beyond 2009.

Most of our costs are in line with previous expectations and we still expect pre-SAC margin improvement. Our higher sub growth will reduce our OPBDA cash flow growth a bit but we believe we remain on track to generate $3 billion in cash flow before taxes and interest.

Finally, a comment on our buybacks – as of the end of the day yesterday, we have bought about 20.2 million shares for about $438 million under the buyback we announced earlier this year. We'll be allowed to continue to buy a limited number of shares daily between now and when we mail our proxy in the Liberty agreement.

We're also allowed to do a tender offer during this period. Once we mail the proxy we will not be allowed to buy shares until our shareholder vote. We're then again allowed to buy shares until after the vote until we close the Liberty deal.

For the one year period following the close, we're allowed to buy shares, but it is unclear how a purchase would impact our tax structure so we're planning to get clarification from the IRS. Until we receive this clarification, it is not clear we'll be able to buyback shares in this period.

With that, let me turn it back to Jon.

Jonathan M. Rubin, Vice President, Investor Relations

Thanks Chase. Before moving to the Q&A, investors should note we have investors of the media on this call in listen-only mode. I would like to remind the media they are not authorized to quite any participants on this call either directly or substance other than the representatives of the DIRECTV Group. We're webcasting this call live on the internet. And archive copied will be kept on our web site. With that we're ready for the first question.

Operator: [Operator Instructions].

We'll take our first question from Benjamin Swinburn with Morgan Stanley.

Q

Thanks, guys. I guess good morning to you. Wanted to ask about subscriber trends and ARPU as you have moved into the second quarter. I realize we're getting sort of, from a timing perspective getting now into weekly pacing. But you have made some changes I think to your offers in the marketplace. I think you sound like you have intentionally dialed back some of the subscriber growth. Any sense after a month of the quarter where you think ARPU may shake out in 2 Q maybe gross adds, trends I don't want if you want to comment on that front as well. I wanted to ask Pat if you strip the ad sales declines out of the first quarter give us a sense of what true video ARPU was - how material that would have been as a piece of the pie.

A

I guess we're not going to get too granular on second quarter numbers so I'll probably comment more sort of, you know, directionally.

We did in March reduce the discount in our -- to open up other terms increase the commitment periods.

And I had to continue -- and I think, as said, we are by design, you are right, you know, probably are -- we still have growth opportunity I think opportunity to take share I think we do want a bit more balance. And, you know, we'll look to that. I think we still, you know, look for subscriber growth, you know, going forward to be positive. But again, not like it was in the first quarter.

And the first quarter from an ARPU perspective, first, the first quarter was our toughest quarter and it got better as you went to the second and the second half and that certainly is still true. And accordingly to the degree we have made some moves to, that particularly on, I guess, the two areas that I think we'll, you know, control more directly is sort of the credits and offers which we have tightened up a bit on. And probably a bit more focused on the premium sales. That will take a little time to get some traction. Because it doesn't kick in right away but I think those things, you know, will help ARPU but I think ARPU always had a trend to it that was weighted towards the, you know, the back end again. You go back to what we had said early on, I think said last call. That really was the second quarter of '08 that we increased due to competitive and economic issues our offers in credits and therefore you sort of had this queue that as you went through and as you went through the year into the first quarter and you look at the amount -- you know see credits and offers are a hit on ARPU. If you look at the difference between first quarter '08 and first quarter '09, it's, you know, it's at a high point. If you look at the different between fourth quarter '08 and first quarter '09 it's a tiny, small fraction of what it was on a full, on a year to year basis. So I think you, you certainly can see those, as you sort of get through that period of those credits, particularly 12 month credits building as you went through second quarter, third quarter, fourth quarter. Hitting a point of stability which will benefit ARPU as we go forward.

Yes, and then on the ad sales, kind of the year-over-year ad sales were down about 10 million. Which, you know, again last year it was in the first quarter; it was growing year-over-year. And so now we have had a decline. You kind of get a little bit after doubling up of effect on ARPU in the first quarter.

Q

And if I could just ask one follow-up Chase on the tender point you made earlier are there any limitation to the size of that beyond obviously your balance sheet and sort of financial flexibility. Any legal constraints and any comment on timing as to when you guys might make a decision as to whether you put a tender in place. Thanks.

A

Chase Carey: There are no limitation on size and probably wouldn't comment on the timing at least not that big a window. We may -- mail I guess, probably -- mailing the proxy, I don't know, July or August. Something like that. It was, it is not that big a window to start.

Q

Gotcha. Thank you.

Operator: Next question from Jessica Reif-Cohen with Merrill lynch.

Q

Thank you. Wanted to follow up on that last question. I guess the, you know, how much would you be willing to lever up. You have given different numbers in the past. And is there anything to be done from Liberty’s end to facilitate a share repurchase after the close of the merger?

A

On the -- on the lever up question, you know, again, you know, as I probably said earlier in the week, you know, a credit markets have obviously been pretty choppy to try to make judgments about, you know, where and what level of leverage was, was appropriate, feasible and the like.

We have obviously been in the middle of a transaction that impacts, you know, has an impact on our future. So with the Liberty transaction behind us, I think we'll make judgments. We have to make, judgments and deal with the debt we're assuming as part of that which we're comfortable with. And other dynamics, trying to go out and look at credit market, look at the realities of what we're able to do in the market around the legal structures that exist, and with the board, make those judgments. But I, I think it's, there are -- a variety of things we have to factor in and again try and make some judgments on. But I wouldn't say today we, you know, would have a target leverage that, you know, we could put out there.

You know, in light of today's credit markets versus what it would have been, you know, I think a level of leverage we would have said a year and a half ago before, you know, the economy changed.

Q

And is there anything that Liberty could do to post the merger to facilitate a share repurchase.

A

In the liberty, can do to --

Q

To --

A

Shall facilitate the buyback.

A

Oh.

A

We're not aware of anything.

A

No, I don't -- I don't think there is --

A

And we -- we have explored a lot of different alternatives that we have not found anything up to this point.

Q

I guess the last question, this topic. How common is the IRS ruling that you seeking, is there any precedence in the market for this.

A

The IRS just issued a revenue procedure Monday which kind of gives us an opening to consider that. So --

Q

And then just one last question on the subscriber growth. How much of an impact was Univision's flare-up with EchoStar. I mean in the end they resolved it but it really came close.

A

Oh, I don't think it was a -- I mean, I don't think it was a big event. I think those sorts of things until they become reality I don't think the noise creates a lot of -- little bit. But you know --customers are not that savvy. All of us in the business are a lot savvier to these events. I think people know when they are not getting something. I'm not saying it was not some noise around it but I think that was a deminimus you know, issue.

Q

Okay. Thank you.

Operator: We'll take our next question from Tom Eagan with Colin Stewart.

Q

Thank you very much. Chase I'm sure maybe you were a little bit surprised to get some of the over the air viewers this quarter. And could you maybe give us a little bit of detail as to maybe what markets those came in across the country. And then do you think that the second quarter impact of those OTA viewers would be less or more than the first quarter. Thanks.

A

I mean, in -- we don't really have a great handle -- I mean, we -- you know, we believe it was a positive -- it is really tough to track, you know, this. We can look at, you know, we do sort of every month look at where our subscribers coming from and -- and it's not up, it's never the same, month in, month out. There was a currently a bit more over the air. Looked at it from a lot of directions. Our gut is we clearly -- we got a bit more benefit from the digital transition than we expected. I don't think it was a defining event for the quarter but I think it was a positive for the quarter.

You really don't have visibility to, you know, the geography of where they are from. I don't think anybody has had, I think it is one of the struggles of this whole transition, it has been tough, you know, for all parties to really have a visibility and clarity on where these customers are.

And I'm not sure I would say we have a great feel for what happens in July as it winds down. I think we were positively surprised to date. Whether that continues, I wouldn't bank on it just because I, you know, I don't have enough visibility to really rely on it, you know, we'll be opportunistic and that's what we said we were going to be. We clearly are trying to take advantage of it to the degree there is something there.

I think by being focused on it making sure we could take advantage of it we got a benefit. If that opportunity is there in July we'll, as it sort of winds down, June or July, I think it's July, you know, we'll try to do so again.

But I -- we don't have that, we don't really have the visibility to --

Q

And you mentioned in terms of the gross additions that came from Telco there were about 235,000. You had two months of the AT&T venture. Is it fair to say that the impact would be a greater one in second quarter.

A

As -- I mean, I don't think it is going to be a big, you know, big variance as percent first to second. I mean, first, I think we had a lot of pent up energy packed into the launch and so I think we launched really well, I mean to our credit. I think AT&T I'm not sure I had the right quotes it was the best product launch they ever had. I think we actually found, you know, we really sort of sprinted out of the box. I think our focus is continue to improve this for the year. I think it is a great relationship. We feel very good about it. Continuing to build it. But I'm not to say AT&T would be a defining difference between second quarter and first quarter.

Q

All right. Thank you.

Operator: We'll take our next question from Vijay Jayant from Barclay's capital.

Q

Thanks. Just want to drill down on programming cost increase plus the subscriber based on the number I see. It looks like 2% was up, and I think your guidance was 5 to 6% for the year. Just want to compare that to cable guys are talking about double-digits on that metric. Can you help us understand why such a big differential between big players in the same business, and second, do you think that 5 to 6% is still reachable or are we going to be below that? Thanks.

A

I think we feel good about programming costs. I mean, may I first -- there are differences. I mean, take an example there are at least a couple of large of competitors, launch the Fox News Channel had a significant increase I think in the first quarter. You know, we had, our deal had come up with the Fox News Channel a year or so ago, so we didn't have an increase. We didn't have a change in Fox News in the first quarter.

You know, I think there are, you know, various -- I can't speak to others, but as I said in the premiums to the degree you know, some of the premium services we have are our highest cost, you know, cost per unit product. And so to the degree we got hurt on ARPU by having, you know, fewer premiums, subs than we planned we got benefited disproportionately on ACPU on service that had a disproportionately high cost. I think timing of where these things flow. Not all deals, not all channels come up at the same time. And, you know, the same place. And different, you know, different companies get different players, I assume. I don't know the visibility of their numbers get impact different ways.

You know, I think Vijay. The other thing if you kind of look at what percentage of the programming content is variable versus fixed obviously our growth, I think has helped out where maybe it hasn't helped some of our competitors as much. But overall I think we do feel comfortable that Chase had the kind of things that are pushing program down that are ACPU growth will be below 5% that we mentioned before.

Q

Thank you.

Operator: We'll take our next question from Jeff Wlodarczak with Hudson square.

Q

Thanks. Hi. At the end of March you ended a promotion where consumers were getting about $20 discount. When do many of these subscribers start coming off the promotion and can you talk about what you are doing to mitigate churn as consumers come off these packages?

A

Most of the promotion, most of the new customer offers are 12 months. And again, so, if you look at what's -- I've been saying we probably stepped up the offers, back on the second quarter of '08 which is -- as you went through in the second quarter of '08 you had one quarter and the third quarter you had second quarters queuing up by the time you get to this quarter you have got sort of more, sort of a running rate that, as forward in the end of March we scaled it back a bit.

But they are generally, they are generally 12 months. Certainly one of the things we do is have a commitment that extends past it through so we got people through. Right now our commitment is

24 months. You come out, you are still under a commitment as you come out of the offer and we probably get people, you know, in place on the, sort of more list retail basis.

You know, and then from there we have an array of initiatives. Pat touched on the loyalty program. We launched and I think obviously at the core what we want to keep customers to mitigate churn have a great service great programming. And if people really love, feel, you know and love DIRECTV. We have launched the loyalty program to give some benefits to help them really feel like we care about them and clearly we have, you know, money we use selectively to try to, you know, save customers and I guess talked about sort of the cost and credits which is, you know, the costs we're talking on ARPU credits and offers. Is really two pronged. Part is offers to new customers. Part is credits to existing ones. So we're for right customer offering some sort of deal to keep them if we make that judgment. And obviously we don't treat all customers the same. So, you know, uniquely valuable long-term customer that be we feel, you know, it is the right thing to, you know, to go an extra mile to keep them happy and it can be one-time. Sometimes it can end up being sort of foregoing hardware revenue up front. And sometimes it can be, you know, something more in a three or six-month timeframe.

But the existing one has probably more variability to it between one-time and monthly affair. But if it is one-time, in, you know, probably the biggest chunk of that being things like hardware revenue where somebody wants to upgrade somewhere and obviously we're getting a benefit if somebody is upgrading an HD and DVR and make them feel they got a deal to stay on it, I think the right turn for putting terms in place is delivering a great service and using tools, you know, targeted tools selectively towards the right customers to try and keep them.

A

I think the other thing Jeffery is promotional offers have increased over time. We have built in some technology into our systems so now an agent when they get an in-bound call from somebody that's approaching the end of their promotional period or has just ended it, she gets a, you know, that agent will get a flag that let's her know that this baby, you know, somebody that's, you know, calling about the sensitivity of price.

Q

All right. Thanks. Just two quick follow-ups. How much of a driver this quarter was the Charter bankruptcy. And then Chase, do you see signs of DIRECTV that the U.S. economy is starting to bottom out. Thanks.

A

I think the Charter bankruptcy I would not have said you know, was a material change. I mean, you know, we have certainly targeted some of the Charter markets for a while so, you know, that gave it some new dimension to it but I wouldn't have said it is not -- it is not like Charter all of a sudden jumped on the radar screen. I wouldn't have said that was -- if I were to be opportunistic about it but wouldn't have said it was a major change.

And --

A

[Inaudible].

A

The economy, yes I guess I would end up saying, yes -- I mean, it is certainly clearly, I wouldn't say we have great visibility to it. I don't think we feel it is getting, you know, worse right now. I wouldn't say it is getting better. But I -- so that's bottoming. You know, again, I think we feel okay, as I think I said. You could even end up saying we, you know, we marginally overcompensate add little bit. And I think in hindsight I'm not that sorry about saying, you know, we wanted to make sure, you know, we were prepared and in place in case customers were, you know, were more sensitive than we thought they’d be. But I guess generally, the honest answer is we don't really know. I think if I was trying to say a feel for it I would say feels relatively stable. You look at ad sales it is not getting better worst it is not getting better. It's probably about what it's been which is a window of one aspect of what we deal with. But from a customer perspective I wouldn't say we certainly still have customers with price sensitivities, which lead to premium offerings or more shopping for deals. But I wouldn't say that's a sort of meaningfully escalating or, you know, changing in one direction or the other at this point in a meaningful way.

Q

Thanks.

Operator: We'll take our next question from Doug Mitchelson with Deutsche Bank.

Q

Thanks very much. Chase, first question do you have any explanation as to why the credit agencies don't have you as an investment grade company today even though you might lever up to two to 2.5 times to do a tender offer.

A

I think the reality is probably -- you know, we have had a lot of, we have certainly -- in a state of flux for an array of reasons and I think it is more up to us to define those parameters and where we want to be, you know, in -- with credit market in place, where clearly you have a, you know, a different credit market than you did before.

And being, you know, credit ratings I think seem to have more of an impact on your rate than they would have a couple of years ago. I think probably the biggest reason is really on us to push and get a better definition. Our rating clearly makes no sense, you know, given our balance sheet and cash flow today. The reality is, given the things we have had rolling around to anchor and really with the Liberty one, I think being the final one that anchors it. I think we know are in a place where we can appropriately get some definition and make some appropriate decisions.

Q

Do you think you have to pursue ratings increases before you can get a fair shake from the bond market or do you think the bond market will value appropriately even if you don't get upgrades?

A

I would probably want to get, you know, probably, you know, advice and insights from others, not that we have not talked about it but I probably would be, you know, winging more than I would like to without appropriate feedback. I think we get, you know, my guess would be, it's not the extreme of either. We're not blindly rated on -- we're not just blindly dwelt with on the credit rating but conversely I don't think it is ignored completely either. So I think we respect generated -- but, you know, but I think we probably should deal it with more clarity.

Q

All right.

A

I think that we, we clearly get the benefit of being one of the well known and more premier of the high grade issuers. I mean, our -- whenever we have done something it has been very well received and the pricing has been appropriate. As Chase said, I mean, kind of a whole different world if you go into investment grade.

Q

All right. Great. Thank you.

Operator: We'll take our next question from Marcie Ryvecker [ph] from Wachovia Wells Fargo.

Q

Thanks, I know it is early in your AT&T partnership but mentioned churn was higher with AT&T customers than with non-AT&T customers. What can you could to keep churn down. And then I guess as a corollary to that who essentially owns the customer relationships in your Telco partnerships.

A

I guess in the latter. I mean it is our customer. I mean, I guess -- I never quite know what owns means. It is our customer. We get paid for it and essentially most of the relationship is around creating a price point that we each take a discount to put the services together.

Q

Well, I guess what I mean is when they call in do they call in to you or do they call in to AT&T if they have a problem with their video portion.

A

I think right now there is some aspects of the calls we handle. Some aspects we would like them. Right now we handle most of it. In all honesty that wouldn't be my definition of ownership. I think I would probably do -- the best customer experience. I mean, I -- I have had this intellectual debate over time as what is ownership mean. Does it mean you bill them or you answer the phones. I think it is our customers and I think those things, we -- decide on the basis of, you know, what creates best customer experience. We know who the customers are. We have you know, our customers, we have all the information about them we have about any customer and we can offer things to them and, you know, provide things to them. Today we answer most of the phone calls but I think to the degree it made more sense for, you know, have a single phone contact so you don't have to go to one place for, you know, one aspect of it and another, I don't think that's ownership I think that's creating a better customer experience.

You know, I think in terms of churn, clearly AT&T has got a lot of churn, sort of this far into it. Obviously other Telco relationships much longer term. And I think we feel, I mean first a lot of the tools are the same tools we talked about. And I think our view is the bundling helps provide a deeper relationship with the customer. And, you know, we'll use those tools. I think we found effective ways to try to improve churn, you know, as we have gotten more experienced initially with Verizon, with Quest, with BellSouth, you know, when we had them. And actually continue to focus on their, those subs from a quality perspective. Credit perspective churn perspective just like we would with other subs and actually sort of preliminarily we feel pretty good about the AT&T's subs on all those jobs they have done a pretty good job right out of the box.

Q

Thank you.

Operator: We'll take our next question from Craig Moffett with Sanford Bernstein.

Q

Hi, good morning out there, guys. Chase, you know, I've seen, at least here in the New York market we have seen you go back to some of your older TV messaging in some of your older ads and things.

You got a lot of productivity and, from your HD messaging for a long time. The cable operators have been saying, of late, that they think they will have fully closed that HD sort of tonnage gap if you will by the end of this year or so. What do you think is the next source of messaging and competitive advantage that sells DIRECTV to your customer base? Is it still HD advantage, and programming advantage or something a little more subtle than that.

A

I certainly, you know, I do -- our view would certainly be we have got real legs left in HD. As I said we have got additional capacity and flexibility to do more things and add more dimensions to HD with the satellite that goes up later this year. So certainly HD is a place, you know, that we feel very good about the results we're getting today in HD and the response. And certainly we'll continue to be a part of the message.

I think one of the messages beyond that I think in some ways we'll deal with -- nighttime sure -- announce too far in front of doing them. I mean in some ways you are getting into what are competitive aspects. We obviously thought the DVR schedule, the iPhone aspect of it was something we made a little noise about beginning of the year and felt good about that. When we have something in content that we can tie together, I think the Masters and some of the golf and tennis stuff made a little noise about that in the content, you know, and I think there is some stuff coming from a technology and in-home functionality that again, we can really take advantage of.

You know, I think how we do that, probably I guess I would say I'm going to leave more to, you will know it when you see it.

Q

Thanks if I could ask one more competitive question. DISH was in the market with offers like a turbo offer that was, sort of HD only and then a $9.99 offer. Did you see any impact of those or did those miss your core customer base sort of fly under your core customer base.

A

I guess the best way I would respond. I don't think you saw anything from us that responded to those. And I guess, you know, if we thought it was impacting us you probably would have.

Q

Okay. Thank you.

Operator: We'll take our next question from Tuna Amobi with Standard & Poor's equity.

Q

Okay. Thank you very much for taking the question so I'm just looking at the guidance here. I think Chase -- is on track for about 3 billion in about, in total cash flow for this year. So I'm just kind of looking at your Q1. It seems to me anyway look at it based on the guidance and all the other factors you comment it seems like you are actually on track to shatter that guidance. And I think that based on your commentary it seems like you have become more optimistic on overall business trends and I'm just trying to reconcile --

A

I think you may be looking at OPBDA versus cash when I say cash versus interest and taxes. OPBDA would clearly be much higher than that so I'm talking about a different definition of cash flow. My guess than you are looking at. So I'm not, I'm not -- I mean OPBDA which I think guess people look at operating cash flow will clearly be higher. The 3 billion was talking about cash flow before interest and taxes.

Q

Okay. That helps.

And then the other question was on the HD advantage. I think the question was asked on, I'm just trying to get a sense. Do you still feel that, when you look at some of the cable companies now approaching 100 channels and it seems like by end of this year most of the cable industry is going to be north of 100. So then at that point what kind of, what's the next, you know, card that you have that you can really, you know, play out there to allow, to kind of, you know, position your offering as a maybe a superior, you know, technology offering. And I know you have not talked much about HD choices as opposed to the channels. If you can also comment on that because that seems to be one of the weapons that cable guys have been touting as helping them to contain churn as well. Can you comment on that as well?

A

Yes, I mean, I guess we -- look, I think HD is not just -- I mean they are sort of this, you know, I mean I disagree with the view HD is simply about sort of getting to 100 channels and saying you are done. You know, I think it is finding ways to continue to energize that, you know, as we have done in pay-per-view, with -- like 10 ADP. In mixed channels. You know, and continuing -- and layering of brands on top of it. And I think a large part of, some of our inherent strengths of being able to talk about cable doing things. I mean, you go back to saying cable has a different thing except for -- message we have a singular uniform consistent offering of a quality, you know, in breadth, choice, dimensions. And that if continued to sort of add strength and dimensions in these areas, that I just touched on, that we'll distinguish us. We have capacity to add more channels which we'll, you know, as a satellite, lights up in the second half of the year. And I think the combination of that brand strength, you know, with the consistency of the delivery of the quality, with ability to continue to energize it not just adding channels but adding our dynamics and features around those channels. I think all combine to create a real position of leadership that, you know, that, you know, truly will continue to have legs with us for quite a while.

And I think we, I think we have always viewed content as a place we can lead. To the degree we can, that's part of what we're going to do is continue to find ways we can add dimensions to content as a whole and certainly, you know, HD-related content as a part of it.

And I think any research we do, you know, clearly continues to speak to the perception of us as a, consumer perception of us as a leader in HD and strong leader in HD. And, you know, it and it really is the combination of marketing, brand, content and creativity. You know, and unique new exciting features to it. I think we'll be able to deliver on that.

Operator: We'll take our next question from Ingrid Chung with Goldman Sachs.

Q

Thank you. So just a quick one in regards to the Telco channel. It seems that even after taking out AT&T out of that 235-K or so. It looks like the Verizon channel also accelerated. I was wondering if that was the case, and if it was the case, why you think there was that acceleration.

A

Yes I think Verizon did put a little renewed energy. I think they -- and I go back and, you know, memory which is never, you know, never a good thing. But I think even last summer Verizon at one point said they were going to put a little more energy towards the DSL side of the business and I think we did some things toward the end of the year that we thought were positive. I think we did have a, you know, sort of a renewed and positive energy, you know, to the Verizon side of relationship.

Q

Okay. And have you seen that continue into this quarter also.

A

Yes, I think -- you know, again I wouldn't have called it a dramatic impact on the quarter. I think it's -- yes, I think -- I think there is a commitment, greater commitment than there was a year ago.

But I wouldn't, I guess I wouldn't view, you know, the shift in, shift in Verizon was not sort of a meaningful event and was not a defining event in sort of the first quarter results.

Q

Okay. Great. Thank you.

A

But again, to the credits, I think they have had, good positive renewed energy that has helped it. But again it would be modest in the context of our aggregate numbers.

Q

Okay.

Operator: We'll take our next question from Brian Kraft with Cross Research.

Q

Thank you. I just had two. First, SAC was relatively low for the quarter. Just want to understand is this a function of just better leveraging, some of the fixed portioning of the marketing cost because gross adds were so high. And secondly, can you talk about the outlook for Latin America and the key metrics specifically ARPU. And do you think the net add rate kind of continues at the first quarter rate for the rest of the year. Thanks.

A

The -- probably -- I don't know if Bruce is on, I'll let Bruce speak to Latin America. I say, if you talking after currency I'm not going to claim we have great expertise trying to tell you what the currency going to do to the results. I think realistically we can, you know, we probably, Latin America side we can comment. On the operating aspects that we control, which I think we feel good about but I think currency we probably have to, whatever judgment exist on a macro level.

A

SAC, clearly we -- benefited a bit from the volume against the fixed marketing. Or the portion of margining that was fixed so that was a modest positive. I think, I think beyond that, you know, it was a place where hardware costs helped us. Even though we're significantly greater number of advanced products and, you know, advanced the high end of the advanced in terms of HD DVRs not just DVRs went up I think the hardware savings were still a positive inside that. And I think just in the areas of sort of sales and installation, I think those are -- they did have good discipline and I think, you know, generated results. We generated results in a disciplined way.

Q

Do you think you still come in around that 725 level for the year or do you think given the first quarter you might actually come in a little bit better?

A

You know, probably into the going to change the sort of my expectations for the year at this point. But obviously we'll, you know, we'll make sure we maximize the opportunities for, you know, efficiency. As it goes forward.

Q

Okay and --

A

Do you want me to comment on Latin America?

A

Yes, Bruce you can add.

A

I guess I would just say in general I guess we would feel, continue to have pretty good confidence in the business. And, you know, historically the first quarter is in fact our weakest. In many cases. But so I would look to sort of, at least continue what we did in the next quarter. And I think with the launch of high-def which we have done now throughout the entire South American continent, the launch of prepaid, particularly in Brazil and then just I think in general overall probably improving mood down there, certainly vis-à-vis the fourth quarter that we're pretty comfortable with what the rest of the year looks like.

Q

Thanks very much.

Operator: We'll take our next question from Spencer Wang with Credit Suisse.

Q

Thanks. Good afternoon. Two quick questions. Wanted to go back to the programming cost growth. I think you guys mentioned that you had gone back and renegotiated some of your affiliate deals. I was wondering if you guys were, in these renegotiation able to actually lower the dollar amount you are paying or is it just a slower rate of growth. And then secondly, just can you give us a sense of, if the percent of gross adds you have been getting from DISH has changed materially either year-over-year or sequentially.

A

I didn't hear the second part.

A

Percentage of what.

A

Customers from DISH.

A

I guess on the programming cost, yes, first -- I don't know whether renegotiating is the right phrase. Deals come up and we negotiate a new deal at the end of a deal.

Q

Okay.

A

I probably not going to -- you know, those negotiations obviously are tough negotiations. I'm probably not going to get too far into what our goal is -- you know, to drive the cost is, you know, as far down as we can. Obviously different, you know, but they come in all size and shapes and they are all, every negotiating is different.

But I think we probably, you know, we'll leave those, you know, those negotiations and results to the private discussions with those parties.

In terms of --

A

Customers --

A

The percentage of customers, you know, from DISH, you know, again, I probably would -- I think we feel we're competing pretty effectively. You know, with DISH.

You know, within this quarter, with the AT&T swing happening probably need a little more visibility to try to factor out, you know, how is that, how is that from January where it was on one side versus January, February, March on the other side.

Something that we're still sort of trying to get a bit better visibility to. But I would simply say I think we're competing. I think we're competing pretty effectively, you know, and most levels, you know, for subscribers.

Q

Great. Thank you.

Operator: And ladies and gentlemen we have time for one final question today. It does come from Jason Bazinet [ph] with Citi.

Q

Thanks. I guess sort of -- following up with Craig's question regarding what comes after HD. I had two questions on that front. For any of the AT&T and Verizon marketing --

A

Did you speak up a little bit.

Q

Sorry, sorry my mistake. For any of the AT&T or Verizon marketing that's going on, is any of that happening out of the Telco's local footprint? In other words AT&T outside their local footprint or VZ outside theirs? Second can you give us an update on the Whole Home Experience sort of slated for 2010. Is that still Phase II I think you called it, is that still on track? Thanks.

A

Yes, I mean we're still on the, you know -- you are talking about marketing wireless essentially which would be outside their local footprint.

Q

Correct.

A

Yes, I think that's -- it is an active place with both, you know, that we're actively engaged both Verizon Wireless and AT&T wireless. As I said before I think we view that, you know, as a real opportunity for us. You know, we have done some. I mean, obviously the iPhone ap that is not just in the wired footprint so there are clearly components of this that, that are going beyond. But I say that probably is really still more to come than its certainly not -- again, it's really, I think, you know, an opportunity as we look forward. Not something that we're out in any meaningful way today on. But I think we think it is a major opportunity for us to add a real dimension to the business.

A

Whole home

A

And the whole home solutions.

A

Yes we moving forward. We're going to move forward, you know, in the second half of the year. The first iteration is sort of have boxes speak to each other. I was looking at the demo yesterday and moves and has HD DVRs and HD boxes to be able to access content from, content from each other so you could have a HD DVR and HD box in other room in the house, could access that disc.

And tying to the PC is all -- which is really the first generation of it before we move to really, which is really more of 2010, move to a generation of the box that is really, you know, built specifically as more of a media center tying two devices. But the first generation that we will be, moving forward, the second half of this year. Is the one that, that has the box's ability to speak is to each other as well as tying to PC. So that is on track the second half.

Q

Okay. Thank you very much.

Operator: Thank you, ladies and gentlemen. This concludes today's DIRECTV Group first quarter 2009 earnings conference call. You may disconnect your lines and have a pleasant afternoon.

***

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Statements in this communication regarding the proposed transaction between Liberty Media Corporation, Liberty Entertainment, Inc., DIRECTV and The DIRECTV Group, Inc., the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined company and any other statements about Liberty Media Corporation or The DIRECTV Group, Inc. managements’ future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” estimates and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability to consummate the transaction, the ability of The DIRECTV Group, Inc. to successfully integrate Liberty Entertainment, Inc.’s operations and employees; and the other factors described in Liberty Media Corporation’s and The DIRECTV Group, Inc.’s Annual Reports on Form 10-K for the year ended December 31, 2008. These forward looking statements speak only as of the date of this communication and Liberty Media Corporation and The DIRECTV Group, Inc. disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Nothing in this communication shall constitute a solicitation to buy or an offer to sell shares of Liberty Entertainment, Inc., the new DIRECTV holding company, The DIRECTV Group, Inc. or any of the Liberty Media tracking stocks. Liberty Entertainment, Inc. plans to file with the SEC an amendment to its Form S-4 Registration Statement filed on April 24, 2009 in connection with the transactions. In addition, DIRECTV plans to file with the SEC a Registration Statement on Form S-4 in connection with the transactions. Liberty Media Corporation plans to file with the SEC an amendment to its preliminary proxy statement filed on April 24, 2009 and mail to its stockholders a Proxy Statement/Prospectus in connection with the transactions. The DIRECTV Group, Inc. plans to file with the SEC and mail to its stockholders a Proxy Statement/Prospectus in connection with the transactions. The Registration Statements and the Proxy

Statements/Prospectuses will contain important information about Liberty Media Corporation, Liberty Entertainment, Inc., DIRECTV, The DIRECTV Group, Inc., the transactions and related matters. Investors and security holders are urged to read the Registration Statements and the Proxy Statements/Prospectuses carefully when they are available.

Investors and security holders will be able to obtain free copies of the Registration Statements and the Proxy Statements/Prospectuses and other documents filed with the SEC by Liberty Entertainment, Inc., DIRECTV, Liberty Media Corporation and The DIRECTV Group, Inc., as the case may be, through the web site maintained by the SEC at www.sec.gov.

In addition, investors and security holders will be able to obtain free copies of the Registration Statements and the Proxy Statements/Prospectuses from Liberty Media Corporation by contacting Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112, Attention: Investor Relations, Telephone (720) 875-5408 or from The DIRECTV Group, Inc. by contacting The DIRECTV Group, Inc., 2230 E. Imperial Highway, El Segundo, CA 90245, Attn: Investor Relations, Telephone (310) 964-0808.

Liberty Media Corporation and The DIRECTV Group, Inc., and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the Reorganization Agreement and the Merger Agreement. Information regarding Liberty Media Corporation’s or Liberty Entertainment, Inc.’s directors and executive officers is contained in Liberty Media Corporation’s Form 10-K for the year ended December 31, 2008 and its preliminary proxy statement dated April 24, 2009, which are filed with the SEC. As of March 31, 2009, Liberty Media Corporation’s directors and executive officers beneficially owned approximately 1.9% of Series A Liberty Entertainment common stock and 94.4% of Series B Liberty Entertainment common stock. Information regarding The DIRECTV Group, Inc.’s directors and executive officers is contained in The DIRECTV Group’s Form 10-K for the year ended December 31, 2008 and its proxy statement dated April 17, 2009, which are filed with the SEC. As of April 3, 2009, The DIRECTV Group, Inc.’s directors and executive officers beneficially owned less than 1% of The DIRECTV Group, Inc.’s common stock. A more complete description will be available in the Registration Statements and the Proxy Statements/Prospectuses.